

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2007

Via U.S. Mail and Fax (209) 467-6709

Mr. Seth Halio
Chief Financial Officer
Diamond Foods, Inc.
1050 South Diamond Street
Stockton, CA 95205-7087

> **Re:** **Diamond Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2006**
> **Filed October 13, 2006**
> **File No. 0-51439**

Dear Mr. Halio:

We have reviewed your Form 10-K for the Fiscal Year Ended July 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended July 31, 2006

Critical Accounting Policies
Inventories, page 15

1. Please provide quantitative disclosure on what impact a change in your estimates for walnut crop prices could have on your results of operations. Refer to Section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Employee Benefits, page 16

2. We note that you utilized a third-party actuarial firm to assist in determining appropriate assumptions and plan valuations. While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert as required by Item 601(a)(23) of Regulation S-K. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply with this comment.

Supplemental and Non-GAAP Financial Information, page 17

3. We note your non-GAAP disclosure. Please revise to provide disclosures required under Item 10 of Regulation S-K. Specifically, tell us and disclose in detail why this adjusted information is useful to an investor. Tell us your consideration of SAB Topic 14G and why it is appropriate to exclude stock compensation, restructuring and contract termination expenses.

4. Further, we note your tabular presentation of non-GAAP financial information on page 17. These labels are the same as, or confusingly similar to, titles used for GAAP measures. See Item 10(e)(ii)(E) of Regulation S-K. Revise this table to clearly label each adjusted line item as a non-GAAP financial measure.

Off-Balance Sheet Arrangements, page 23

5. Tell us what off-balance sheet arrangements you have and how you determined they are not significant.

Form 10-Q for the period ended January 31, 2007

Note 8. Retirement Plans
Termination of Defined Benefit Plan, page 12

6. Tell us and disclose in more detail how you determined your gain on curtailment of $3.0 million in the three months ended October 31, 2006 and your settlement charge in the amount of $6.0 million related to termination of the defined benefit plan. Cite the appropriate accounting literature in your response.

Liquidity and Capital Resources, page 19

7. We note the decrease in cash from operating activities was primarily due to grower payments. Please revise to disclose and quantify the impact the long-term Walnut Purchase Agreements have on your inventory balances and any potential issues or risks these agreements and inventory levels could have on your liquidity.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant